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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CBOE HOLDINGS, INC.
(Name of Subject Company)

CBOE HOLDINGS, INC.
(Name of Filing Person)

Class A-2 Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Joanne Moffic-Silver
Executive Vice President, General Counsel & Corporate Secretary
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605
(312) 786-5600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:
David McCarthy
Richard Miller
Schiff Hardin LLP
233 S. Wacker Drive
Chicago, Illinois 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$149,592,825	$10,666

(1)
Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 6,648,570 shares of the outstanding class A-2 common stock, par value $0.01 per share, at the tender offer price of $22.50 per share.

(2)
The fee is $71.30 per $1,000,000 of the aggregate offering amount (or .00007130 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $10,666	Filing Party: CBOE Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 13, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by CBOE Holdings, Inc., a Delaware corporation (the "Company"), to purchase up to 6,648,570 shares of its class A-2 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $22.50 per share, in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer."

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Tender Offer Statement on Schedule TO in response to all the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 4.    TERMS OF THE TRANSACTION.

1.
The last sentence in the answer to question 10, "How and when will I be paid for my shares," in "Summary Term Sheet: Questions and Answers about Our Offer" on page iii in the Offer to Purchase is amended and restated as follows:

  "Your check (along with information about the number of your shares purchased) will be mailed promptly after the expiration date of the offer."

2.
The ninth paragraph under "Procedures for Tendering Shares" (the first full paragraph on page 5) in the Offer to Purchase is deleted in its entirety.

3.
The first paragraph under "Acceptance for Payment and Payment for Shares—Proration" on page 5 in the Offer to Purchase is amended to add the following sentence at the beginning of such paragraph:

  "We have been granted no-action relief by the staff of the Securities and Exchange Commission, by letter dated May 10, 2010, regarding Rule 13e-4(f)(3) and the modified proration procedure described below."

4.
"Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is amended by adding the following paragraph to the end of such section on page 12:

          "To our knowledge, the only persons or entities referenced in the above table that currently intend to tender shares of Class A-2 common stock in the offer are as follows (shares indicated represent number of shares currently intended to be tendered): Fugue, General Partnership, 10,000 shares; CTC, LLC, 120,000 shares; Group One Trading, L.P., 15,000 shares."

1

 SIGNATURE

        After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2010	CBOE HOLDINGS, INC.
	By:	/s/ JOANNE MOFFIC-SILVER Joanne Moffic-Silver Executive Vice President, General Counsel & Corporate Secretary

3

 EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated October 13, 2010.*
99(a)(1)(ii)	Letter of Transmittal.*
99(a)(5)(i)	Letter to Shareholders from William J. Brodsky, Chairman and Chief Executive Officer of CBOE Holdings, Inc., dated October 13, 2010.*
99(a)(5)(ii)	Press Release, dated October 13, 2010.*
99(d)(2)	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (incorporated by reference to Annex C to the Registration Statement on Form S-4 (333-140574) of CBOE Holdings, Inc.

*
Previously filed.

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  ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE
EXHIBIT INDEX